February 10, 2022

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:    Keira Nakada
    Rufus Decker

Re:     Bark, Inc.
Form 10-K for Fiscal Year Ended March 31, 2021
Filed June 7, 2021
Form 10-Q for Fiscal Quarter Ended September 30, 2021
Filed November 12, 2021
Item 2.02 Form 8-K Filed November 10, 2021
File No. 001-39691

Ladies and Gentlemen:

This letter is submitted on behalf of Bark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for Fiscal Year Ended March 31, 2021, filed June 7, 2021 (the “Form 10-K”), and Form 10-Q for Fiscal Quarter Ended September 30, 2021, filed November 12, 2021 (the “Form 10-Q”), and Item 2.02 Form 8-K, filed November 10, 2021 (the “Form 8-K”), as set forth in your letter dated January 27, 2022 addressed to Matt Meeker, Chief Executive Officer of the Company (the “Comment Letter”).

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2021

Financial Statements
Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page 8

1.Please provide us your analysis under ASC 815-40 supporting your accounting for the public warrants as a liability as of September 30, 2021.

Company Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and sets forth below its analysis under ASC 815-40 supporting its accounting for the public warrants as a liability as of September 30, 2021.

In determining the balance sheet classification of the public warrants, management evaluated whether the public warrants qualify for classification within equity based on the guidance in ASC 815-40, which requires that the contract both 1) is considered indexed to the company’s own stock, and 2) qualifies for classification within equity.

We considered the guidance in ASC 815-40-15-7E and 15-7F, which indicates that an instrument would be considered indexed to the entity’s own stock if its settlement amounts are only affected by fair value inputs of a fixed-for-fixed forward or option on equity. If there are extraneous or inconsistent variables impacting settlement, the instrument would be precluded from being considered indexed to the company’s stock and therefore precluded from equity classification. Management evaluated the public warrants’ settlement provisions, specifically noting the following provision:

Redemption of Warrants for shares of Common Stock (6.1.2): This provision provides the Company with an option to redeem the Public Warrants for $0.10 per Warrant at any time during the Exercise Period if the stock price exceeds $10.00 per share with 30 days’ notice to the holder; however, if the stock price is less than $18.00, the Private Placement Warrants must also be called for redemption. During the 30-day Redemption Period in connection with a redemption pursuant to this Section 6.2, Registered Holders of the Warrants may elect to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of shares of Common Stock determined by reference to the table in the Warrant Agreement.

This provision provides for an adjustment to the settlement value of the public warrants as it provides the holders with the ability to net settle the warrants, after receiving a redemption notice from the Company, for a number of shares determined by a table whose axes are share price and time to maturity.

ASC 815-40-15-7G indicates that there are certain implicit assumptions in a standard pricing model for equity-linked financial instruments. An entity could be considered indexed to an entity’s stock if its settlement values are adjusted when those implicit assumptions are violated. There is an implicit assumption in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares that the holder of the contract will be able to realize the remaining time value inherent in the instrument. If certain events were to occur that would require early settlement of an equity-linked option contract, the holder would lose any remaining time value in the option. In order for the public warrants to be considered indexed to the Company’s stock, it would be necessary to demonstrate that the settlement values indicated by the table in Section 6.1.2 solely compensate the holder for lost time value that results from the occurrence of the early settlement of the public warrants.

Based on evaluating the inputs to the table in coordination with valuation specialists, we were unable to conclude that the settlement values indicated by the table solely compensate the holder for the lost time value associated with the early settlement. Therefore, management concluded that the settlement amounts in the table provide in excess of a reasonable amount of compensation for the lost time value, and as such, the public warrants cannot be considered indexed to the company’s own stock, making them ineligible for the scope exception in ASC 815-10-15-74(a). The public warrants therefore are required to be accounted for as derivative liabilities.

Although not ultimately determinative to our conclusion, we also determined that there may be a scenario outside of the Company’s control that requires cash settlement of the public warrants upon a tender offer for more than 50% of the shares underlying the public warrants. Since ASC 815-40-25 precludes instruments from being classified in stockholder’s equity if they require cash settlement outside the Company’s control, we believe this further supports accounting for the public warrants as derivative liabilities rather than an equity-classified equity-linked contract. We further observe this conclusion would be consistent with the April 12, 2021 Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”).

Based on the considerations above, the public warrants do not qualify for the derivative scope exception for certain contracts in an entity’s own equity.

Conclusion:
Since the public warrants meet the definition of a derivative and do not qualify for the scope exception for contracts indexed to an entity’s own equity pursuant to ASC 815-10-15-74(a), the public warrants were classified as a liability at issuance and subsequently measured at fair value, with changes in fair value reported each period in earnings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Net Income (Loss), page 35

2.Please retitle the net income (loss) attributable to common stockholders line item to reflect that it is adjusted. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Company Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and the Company confirms that it will retitle the net income (loss) attributable to common stockholders line item to reflect that it is adjusted as follows: “Adjusted net income (loss) attributable to common stockholders – basic and diluted” in all future filings and furnishings, including within Form 10-Q for Fiscal Quarter Ended December 31, 2021.

Item 2.02 Form 8-K Filed November 10, 2021

Exhibit 99.1
Fiscal Second Quarter 2022 Details
Third Quarter and Fiscal Year 2022 Outlook, page 1

3.In discussing your second quarter results, you present Adjusted EBITDA and Adjusted EBITDA margin and not net income (loss) or net income (loss) margin. Please present the most comparable GAAP measures with equal or greater prominence to your non-GAAP measures. Also, include a quantitative reconciliation with respect to your forward-looking non-GAAP measures or disclose your reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K and identify the specific reconciling items that are unavailable, along with the probable significance, in a location of equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Company Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and the Company confirms that it will include a presentation of net income (loss) and net income (loss) margin, the most directly comparable GAAP measures to Adjusted EBITDA and Adjusted EBITDA margin, each with equal or greater prominence alongside any presentation of Adjusted EBITDA and Adjusted EBITDA margin, in its future filings and furnishings, including within Exhibit 99.1 to Form 8-K filed February 10, 2022.

In addition, the Company will disclose its reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K with respect to the quantitative reconciliation of its forward-looking non-GAAP measures, and identify the specific reconciling items that are unavailable, along with probable significance, in a location of equal or greater prominence. The Company will ensure all non-GAAP measures comply with Question 102.10 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations.

If you should have any questions regarding any of the responses in this letter, please call me at (201) 970-3951 or Allison Koehler at (530) 313-8748.

Sincerely,

/s/ Howard Yeaton

Howard Yeaton
Interim Chief Financial Officer

cc:
Matt Meeker, Chief Executive Officer and Executive Chairman
Allison Koehler, General Counsel
Rosaleen Pizarro, Vice President and Controller